UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

SCHEDULE 13G

UNDER THE SECURITIES EXCHANGE ACT OF 1934

(AMENDMENT NO. 3)*

Genworth Financial, Inc.

(Name of Issuer)

Class A Common Stock

(Title of Class of Securities)

37247D106 (CUSIP Number)

December 31, 2005

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☒ Rule 13d-1(b)

☐ Rule 13d-1(c)

☐ Rule 13d-1(d)

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

PAGE 1 OF 5 PAGES

CUSIP NO. 37247D106	13G	PAGE 2 OF 5 PAGES

1	NAME OF REPORTING PERSON S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON Dodge & Cox 94-1441976
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☐ N/A
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION California - U.S.A.

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5 SOLE VOTING POWER 15,064,640 6 SHARED VOTING POWER 166,300 7 SOLE DISPOSITIVE POWER 15,994,440 8 SHARED DISPOSITIVE POWER 0

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 15,994,440
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES* N/A
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 4.7%
12	TYPE OF REPORTING PERSON* IA

PAGE 2 OF 5 PAGES

Item 1	(a)	Name of Issuer:

Genworth Financial, Inc.

Item 1	(b)	Address of Issuer’s Principal Executive Offices:

6620 West Broad Street Richmond, VA 23230

Item 2	(a)	Name of Person Filing:

Dodge & Cox

Item 2	(b)	Address of the Principal Office or, if none, Residence:

555 California Street, 40th Floor San Francisco, CA 94104

Item 2	(c)	Citizenship:

California - U.S.A.

Item 2	(d)	Title of Class of Securities:

Class A Common Stock

Item 2	(e)	CUSIP Number:

37247D106

Item 3	If the Statement is being filed pursuant to Rule 13d-1(b), or 13d-2(b), check whether the person filing is a:

	(e)	☒ Investment Advisor registered under section 203 of the Investment Advisors Act of 1940

PAGE 3 OF 5 PAGES

Item 4	Ownership:

(a) Amount Beneficially Owned:

15,994,440

(b) Percent of Class:

4.7%

(c) Number of shares as to which such person has:

(i) sole power to vote or direct the vote:

15,064,640

(ii) shared power to vote or direct the vote:

166,300

(iii) sole power to dispose or to direct the disposition of:

15,994,440

(iv) shared power to dispose or to direct the disposition of:

0

Item 5	Ownership of Five Percent or Less of a Class:

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following. ☒

Item 6	Ownership of More than Five Percent on Behalf of Another Person:

Securities reported on this Schedule 13G are beneficially owned by clients of Dodge & Cox, which clients may include investment companies registered under the Investment Company Act and/or employee benefit plans, pension funds, endowment funds or other institutional clients.

Item 7	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company:

Not applicable.

Item 8	Identification and Classification of Members of the Group:

Not applicable.

Item 9	Notice of Dissolution of a Group:

Not applicable.

Item 10	Certification:

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired in the ordinary course of business and were not acquired for the purpose of and do not have the effect of changing or influencing the control of the issuer of such securities and were not acquired in connection with or as a participant in any transaction having such purpose or effect.

PAGE 4 OF 5 PAGES

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: February 3, 2006

DODGE & COX

By:	/S/ THOMAS M. MISTELE
Name:	Thomas M. Mistele
Title:	Chief Counsel & COO

PAGE 5 OF 5 PAGES